EXHIBIT 12.0

MATTEL, INC. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	For the Year
(Unaudited; in thousands, except ratios)	2008		2007		2006		2005		2004
Earnings Available for Fixed Charges:
Income from continuing operations before income taxes and cumulative effect of changes in accounting principles	$487,964		$703,398		$683,756		$652,049		$696,254
Add: Minority interest losses (income) in consolidated subsidiaries	262		255		271		142		(93)
Add:
Interest expense	81,944		70,974		79,853		76,490		77,764
Appropriate portion of rents (a)	29,833		28,245		25,724		20,475		18,831

Earnings available for fixed charges	$600,003		$802,872		$789,604		$749,156		$792,756

Fixed Charges:
Interest expense	$81,944		$70,974		$79,853		$76,490		$77,764
Appropriate portion of rents (a)	29,833		28,245		25,724		20,475		18,831

Fixed charges	$111,777		$99,219		$105,577		$96,965		$96,595

Ratio of earnings to fixed charges	5.37	X	8.09	X	7.48	X	7.73	X	8.21	X

(a)	Portion of rental expenses which is deemed representative of an interest factor, which is one-third of total rental expense.